Exhibit 99.1

Digital Power Corporation Reports Financial Results for the Second Quarter Ended June 30, 2014

FREMONT, Calif., August 13, 2014, Digital Power Corporation (NYSE MKT: DPW - News ) today announced financial results for the second quarter ended June 30, 2014. .

Digital Power’s revenues for the second quarter ended June 30, 2014 were $2,642,000, an increase of 19% from revenue of $2,227,000 for the same quarter ended June 30, 2013. Net income for the quarter ended on June 30, 2014 was $149,000, an increase of 219% from the loss of $125,000 for the quarter ended on June 30, 2013. Gross margin in the second quarter ended June 30, 2014 was 41%, an increase from 40% reported in June 30, 2013. Operating income for the second quarter ended June 30, 2014 was $151,000, an increase of 99% from $76,000 for the same quarter ended June 30, 2013. Operating expenses for the quarter ended June 30, 2014 increased to $932,000 compared to $810,000 for the quarter ended June 30, 2013 mainly as the result of higher stock option compensation expenses and headcount additions in the Company’s direct sales force. The Company recorded no impairment expense related to its investment in Telkoor in the quarter ended June 30, 2014 compared to a write down of $196,000 in the quarter ended June 30, 2013.

Commenting on the results, President and CEO, Amos Kohn, stated: “We experienced a significant improvement in revenue, operating income and net income in our results compared to the second quarter ended June 30, 2013 and the previous quarter ended March 31, 2014. We recorded stronger defense related shipments from our European operation and continue to strategically plan to further develop our domestic product portfolio. Our commercial products’ revenues and gross margins are highly dependent on the timing of customer delivery schedules which were fortuitous for us in the second quarter of 2014. Due to the schedule of customer deliverables in current backlog, we expect lower revenues and margins at least through the three months ended September 30, 2014.

We continue to pursue our strategic plan of developing complete customized power solutions and enhancing our standard product portfolio with innovative, high density and efficient power supplies at ever increasing power levels. The focus on a complete solution for power applications is well received by our major telecom, medical, military and the industrial customers.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538; Contact: William Hultzman, Investor Relations, 510-657-2635; Website : www.digipwr.com .

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2014 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Telkoor to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the ability of the Company to attract, retain and motivate key personnel; (h) dependence on a few major customers; (i) dependence on the electronic equipment industry; (j) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (k) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (l) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (m) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (n) variations in operating results from quarter to quarter; (o) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

Digital Power Corporation

Financial Data

(In thousands except for per share data)

	Three months Ended June 30,

	2014	2013
Statement of Operations Data:

Revenues	$2,642	$2,227
Operating income	151	76
Net income (loss)	149	$(125)

Basic net earnings (loss) per share:	$0.022	$(0.018)
Diluted net earnings (loss) per share:	$0.022	$(0.018)

	June 30, 2014	December 31, 2013
Balance Sheet

Working capital	$3,975	$3,841
Total assets	6,479	6,977
Total Liabilities	1,368	1,930
Shareholders' equity	$5,111	$5,047